February 5, 2014
[CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[* * *]”.]

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Patrick Gilmore, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Christine Davis, Chief Accountant

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 24, 2013
File No. 001-33347

Ladies and Gentlemen:
Aruba Networks, Inc. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 24, 2014, relating to the above-referenced filing.
Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83. For the Staff’s reference, we have enclosed a copy of our letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which we are requesting confidential treatment.
In this letter, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.
Form 10-K for the Fiscal Year Ended July 31, 2013

Securities and Exchange Commission
February 5, 2014

Notes to Consolidated Financial Statements
Note 13 Commitments and Contingencies
Legal Matters, page 94

1.
You disclose on page 95 that on July 30, 2013 you reached a settlement with Nomadix, Inc., which was recorded as an operating expense in the fourth quarter of fiscal year 2013 and was material to your statement of operations and comprehensive income (loss). However, the disclosure in your Form 10-Q filed June 6, 2013 regarding this matter indicates that based on current information the amount of possible loss is not reasonably estimable. To help us better understand how you made such determination as of April 30, 2013 please explain the procedures you undertake on a quarterly basis when attempting to develop a range of reasonably possible loss for disclosure and explain the specific factors that existed when you concluded that you were unable to estimate possible losses as of April 30, 2013. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the possible outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Quarterly Procedures.
We respectfully advise the Staff that, we record an accrual for outstanding loss contingencies when it is probable that a liability will be incurred and the amount of loss or range of losses can reasonably be estimated.  When the liability is not both probable and estimable, we do not establish an accrued liability.  However, if the loss (or an additional loss in excess of the accrual) is not probable but is reasonably possible, we determine whether we are able to make an estimate of the loss or range of losses.  If management is able to estimate such loss or a range of loss, this information is disclosed in the Company’s periodic filings for the period in which the estimate is made.
At least quarterly, and in advance of each of the Company’s periodic filings, the Chief Financial Officer and his staff, in consultation with our internal legal counsel (and external legal counsel, as appropriate), evaluate developments in our loss contingencies (including ongoing litigation) to determine (i) whether an accrual should be made (or an existing accrual adjusted) with respect to any loss contingencies in light of prevailing circumstances and any recent developments; (ii) whether a particular loss contingency should be disclosed in our upcoming filings with the Commission; and (iii) whether we are able to estimate the possible loss or range of losses for disclosed loss contingencies that do not meet requirements for accrual.
In order to evaluate whether the Company is able to estimate the range of reasonably possible losses for either accrual or disclosure purposes with respect to any loss contingency, the Chief Financial Officer and his staff evaluate a number of relevant factors. With respect to loss contingencies that pertain to ongoing litigation in particular, they evaluate, among others, the following factors based upon input from the office of the General Counsel of the Company and outside legal counsel as appropriate:

Securities and Exchange Commission
February 5, 2014

•	the current procedural and substantive status of the applicable litigation, including the parties’ respective litigation strategies, defenses and possible counter-claims;

•	any demands that have been made (including damages sought) by the complainant/counter-party;

•	whether the damages sought are quantified or quantifiable, unsupported and/or exaggerated;

•	any offers of settlement made by or being discussed between the Company and the complainant/counter-party (as well as those of other parties to the litigation, if available);

•	other similar third-party litigation that could be considered precedent for the Company’s own litigation;

•	the past experiences of the Company and others with respect to similar claims;

•	whether there are significant factual issues to be resolved;

•	whether there is uncertainty as to the outcome of pending appeals or motions;

•	whether the matters involve novel legal issues or unsettled legal theories;

•	whether the proceedings are taking place in jurisdictions in which the laws are complex or unclear;

•	whether the claim is an individual claim or a certified or alleged class, collective or representative action;

•	whether the opposing party’s behavior and demands have been consistent or inconsistent;

•
the expected length of the legal proceedings, the expected cost to defend or prosecute our position in the legal proceeding and the applicability of laws, regulations and/or contracts that could serve to shift legal fees and costs from one party to the other; and

•
the opinion of the Company’s personnel, in-house counsel, external counsel or experts as to the legal merits, potential loss or liability, estimated valuation and estimated damages of actual or threatened claims.

As part of this evaluation process, the Company has a series of procedures it follows on a quarterly basis in order to foster a full and thoughtful evaluation of the factors set forth above and to determine whether sufficient facts or legal assessments of such matters exist to develop a reasonably possible loss or range of losses for purposes of accrual and/or disclosure purposes. These procedures form part of the Company’s documented Sarbanes-Oxley Act (“SOX”) controls and include the following:

•
members of the Company’s Finance team meet with members of the Company’s Legal team to discuss “legal contingencies,” including all ongoing litigation, as well as the nature and reasonableness of the amounts of any reserves, the availability of new or changed information and proposed disclosure in the Company’s filings with the Commission; and

•
a multidisciplinary group of the Company’s management, including internal legal counsel, meets as a Disclosure Committee to, among other things, discuss the periodic reports (which includes disclosures concerning ongoing litigation) and provide guidance as necessary.

Securities and Exchange Commission
February 5, 2014

Following these procedures, the Company’s Chief Financial Officer and his staff determines (i) whether accruals are required; (ii) whether an estimate of possible loss or range of losses can be made; or (iii) if such an estimate cannot be made. With respect to ongoing litigation, management is often unable to estimate the loss or a range of possible losses when (i) the damages sought are indeterminate; (ii) the litigation proceedings are in their early stages; (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions; (iv) there are motions pending the resolution of which may affect the outcome of the litigation; (v) the opposing party engages in inconsistent and unpredictable conduct; and/or (vi) case law provides certain latitude to the presiding judge to apply judgment. In such cases, there are considerable uncertainties regarding the timing or ultimate resolution of such matters, including any possible loss, fine, penalty or business impact.
Nomadix-Specific Factors.
We respectfully advise the Staff that, at the time the Company filed its Quarterly Report on Form 10-Q for the period ended April 30, 2013 (the “Third Quarter 10-Q”), the information in its possession regarding the status of the Nomadix litigation was not sufficient to estimate the loss or a range of possible losses. Specifically, at that time (and as of the filing date of the Third Quarter 10-Q), the following facts and expert opinions were known to the Company:

•	the then-current complaint filed by Nomadix against the Company asserted infringement by the Company of only a single U.S. Patent (No. 6,636,894);

•	although the parties had confidentially engaged in settlement discussions from time to time since Nomadix first filed its complaint in 2009, [* * *];

•	[* * *];

•	the court had not yet ordered a settlement conference or set a trial date; and

•	[* * *].
Accordingly, the management concluded that any estimate of possible loss or range of losses for the Nomadix litigation as of April 30, 2013 (or as of the filing date of the Third Quarter 10-Q) would have been speculative and potentially misleading to investors.
The litigation landscape shifted rapidly and dramatically not long after the Company filed its Form 10-Q for the third quarter of fiscal 2013 on June 6, 2013. First, on July 8, 2013, the court ordered a settlement conference between Nomadix and the Company, which it scheduled for July 30, 2013. In addition, the court set a trial date for October 1, 2013. [* * *]. As a result, the Company and Nomadix were able to reach a settlement on July 30, 2013 at an amount that was both (A) [* * *], and (B) not reasonably predictable or estimable at April 30, 2013 (or as of the filing date of the Third Quarter 10-Q).

Securities and Exchange Commission
February 5, 2014

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5110. Thank you for your assistance.

Sincerely,

ARUBA NETWORKS, INC.
Michael Galvin
Chief Financial Officer

cc:    Dominic P. Orr, President and Chief Executive Officer
Ava Hahn, General Counsel
Aruba Networks, Inc.